Mail Stop 3561								August 2, 2005

Via U.S. Mail and Fax (763) 504-3060

Steven Bell
Chief Financial Officer
Multiband Corp
9449 Science Center Drive
New Hope, MN 55428

Re:	Multiband Corp
	Form 10-K/A for the year ended December 31, 2004
      Filed July 20, 2005

	File No. 0-13529

Dear Mr. Bell:

We have reviewed your supplemental response letter dated July 12, 2005 as well as your filing and have the following comment. As noted in our comment letter dated July 11, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


Form 10-K/A for the year ended December 31, 2004


1. We refer to your disclosure in note 16 `Business Segments`. It appears that the measure of profit or loss for which your CODM makes operating decisions and assesses segment performance is `Income
(loss) from operations`. Our review of your MD&A shows that you fail to discuss the profitability measure of your segments consistent with the measure disclosed in your SFAS 131 segment information as is required by Section 501.06 of the Codification of Financial Reporting
Policies. Please confirm to us that you will comply with this comment in future filings.




*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Al
Rodriguez, Staff Accountant, at (202) 551-3370 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions. Please file your response letter on EDGAR.



							Sincerely,
							/s/ Carlos Pacho
							for Larry Spirgel
							Assistant Director




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Steven Bell
Multiband Corp
August 2, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE